Exhibit 99.1

ASX ANNOUNCEMENT

8 January 2014

Genetic Technologies Announces Continued Growth in Number of BREVAGen™ Tests

December Quarter Delivers Growth of 23.1%

Melbourne, Australia; 8 January 2014: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) announces that a further record number of BREVAGenTM test samples were received during the quarter ended 31 December 2013.  Total patient samples received during the quarter was 1,125, representing growth of more than 23% over the preceding September quarter (914 samples), demonstrating a continuation of the significant increase trend in market traction.

The graph below shows the trend since launch, which has been achieved with only a modest increase in the number of sales representatives within key states as we received licensure.  The growth rate achieved during the December quarter is pleasing given that the two major holiday periods of Thanksgiving and Christmas occurred during that time, both of which had an impact on the numbers of tests ordered.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Tom Howitt	Laura Forman (USA)
Chief Executive Officer (Acting)	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited• Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office• 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040